Exhibit 3.1

AMENDMENT TO BYLAWS OF SIGMA DESIGNS, INC.

Effective immediately following the Company’s Annual Meeting of Shareholders to be held in 2015, Article II, Section 2.14 of the By-Laws of Sigma Designs, Inc. (the “Company”) is amended by action approved by the Board of Directors of the Company at a meeting of the Board of Directors duly held on July 10, 2015, to read as follows:

“2.14      Notice of Nominations and Other Business

Nominations of persons for election to the Board of Directors of the corporation and the proposal of business to be considered by the shareholders may be made at any meeting of shareholders only (a) pursuant to the corporations notice of meeting, (b) by or at the direction of the Board of Directors or (c) by any shareholder of the corporation who was a shareholder of record at the time of giving of notice provided for in these by-laws, who is entitled to vote at the meeting and who complies with the notice procedures set forth in this Section 2.14. For nominations or other business to be properly brought before a shareholders meeting by a shareholder pursuant to clause (c) of the preceding sentence, the shareholder must have given timely notice thereof in writing to the Secretary of the corporation and such other business must otherwise be a proper matter for shareholder action. To be timely, a shareholder’s notice shall be delivered to the Secretary at the principal executive offices of the corporation not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the one-year anniversary of the annual meeting from the prior year; provided, however, that in the event that no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than thirty days from the one-year anniversary of the date of the prior year’s meeting, notice by the shareholder to be timely must be so received not later than the close of business on the later of 120 days in advance of such meeting or 10 calendar days following the date on which public announcement of the date of the meeting is first made. Such shareholder’s notice shall set forth (a) as to each person whom the shareholder proposes to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (or any successor thereto) and Rule 14a-11 thereunder (or any successor thereto) (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (b) as to any other business that the shareholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such shareholder and the beneficial owner, if any, on whose behalf the proposal is made; and (c) as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such shareholder, as they appear on the corporation’s books, and of such beneficial owner, and (ii) the class and number of shares of the corporation which are owned beneficially and of record by such shareholder and such beneficial owner. Notwithstanding any provision herein to the contrary, no business shall be conducted at a shareholders meeting except in accordance with the procedures set forth in this Section 2.14.”